Christopher S. Auguste Phone 212-715-9265 Fax 212-715-8277 cauguste@KRAMERLEVIN.com

March 7, 2012

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Mark P. Shuman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Function(x) Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 2, 2012
File No. 333-174481

Dear Mr. Shuman:

Reference is made to the letter dated February 29, 2012 (the “Comment Letter”) to Robert F.X. Sillerman, Executive Chairman of Function(x) Inc. (“Function(x)” or the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Amendment No. 4 to Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.  We are also sending courtesy copies of this letter to you by Federal Express.

Amendment No. 4 to Registration Statement on Form S-1 Filed February 2, 2012

General

1.           You disclose that your Loyalize business consists of technology that enables brands and content providers to engage with audiences by providing add-on features. Please describe such add-on features and discuss how and when the Loyalize business will be integrated into your operations and product offerings. For example, it is unclear when these add-on features will be added to your applications, whether any such addition will require additional product development or expenditures, and when you expect to this occur. The status of the integration efforts should be updated. Please also expand page 29 to disclose the performance conditions that would allow TIPPT LLC to receive the common stock warrants.

In response to the Staff’s comment, we have revised the disclosure on pages 29 and 30 of Amendment No. 5 to include the requested information.

2.           Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

In response to the Staff’s comment, we have revised the disclosure on pages 17, 18, 19, 20, 21 and 22 of Amendment No. 5, as well as the financial statements, to include the requested information.

3.           We note on page 13 that you disclose a 1 for 10 reverse stock split of your issued and outstanding common stock occurred on February 16, 2011. Please revise your entire registration statement to reflect your 1 for 10 reverse stock split on a retroactive basis.

In response to the Staff’s comment, we have revised the disclosure on page 13 of Amendment No. 5 to include the requested information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 19

Mr. Mark P. Shuman
United States Securities and Exchange Commission
March 7, 2012

4.           We note your response to prior comment 8. Briefly describe the role Function (X) will play with respect to TIPPT in its capacity as a 65% shareholder—the nature and extent of the “separate” operations that you reference on page 16 is not clear. Please consider identifying the management of TIPPT and describe their relationship, if any, with Function (X) and its affiliates. Identify TIPPT board selected by Function (X) and disclose the total number of directors of TIPPT.

In response to the Staff’s comment, we have revised the disclosure on pages 16 and 29 of Amendment No. 5 to include the requested information.

5.           To the extent that there are uncertainties about the amount and timing of the funds to be dispersed under the line of credit agreement that may have material adverse effects on your liquidity position or capital resources, please consider adding a risk factor that discusses uncertainties relating to the line of credit and the resulting risks to the company and its investors. Further, please revise to describe how TIPPT plans to use the $12 million in funding it anticipates receiving in 2012. Notwithstanding what appears to be an expectation of relatively autonomous operations by TIPPT, please ensure that the business description for Function (X) addresses the business of TIPPT, as material.

In response to the Staff’s comment, we have revised the disclosure on pages 10, 20 and 29 of Amendment No. 5 to include the requested information.

6.           We note your response to prior comment 9. Please revise your liquidity section or other appropriate areas to discuss your cash needs for the next 12 months to implement your plan of operations, including the plans of your subsidiaries. Your current disclosure indicates your funding requirements depends on a variety of factors, but provides no specific quantitative disclosures or discussion. Your revised disclosures should discuss your 2012 operating plan in detail and clarify your potential capital or financing needs and plans to address those needs should you be unable to raise additional funds through the exercise of your warrants.

In response to the Staff’s comment, we have revised the disclosure on page 20 of Amendment No. 5 to include the requested information.

Our Business, page 24

7.           Please revise to clarify the number of your “members” at the most recent date practicable. We note your press releases included with your Forms 8-K filed on February 6 and February 16 reference percentages of your members that used your application during certain events, but the scope of your current activities is unclear because you do not disclose the number of members.

In response to the Staff’s comment, we have revised the disclosure on page 24 of Amendment No. 5 to include the requested information.

8.           We note your response to prior comment 10. On your various websites, it appears that you are issuing rewards such as gift cards to your members. Please revise to clarify whether you are issuing such rewards paid out of your existing cash, prior to whether you are receiving any advertising revenue. If yes, please clarify whether issuing such rewards are sustainable if you are unable to enter into sufficient revenue agreements to fund the acquisition of your rewards or premiums.

In response to the Staff’s comment, we have revised the disclosure on pages 1, 14 and 24 of Amendment No. 5 to include the requested information.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
March 7, 2012

9.           We note that you report $9 million in intellectual property on a consolidated basis as of December 31, 2011 in your Form 10-Q filed on February 14, 2012, as noted on pages 11, 14, 28 and 29 of your quarterly report. Please revise your registration statement to provide a more detailed description of this intellectual property and how each material component will be part of your ongoing business plan.

In response to the Staff’s comment, we have revised the disclosure on page 30 of Amendment No. 5 to include the requested information.

10.           We note your disclosure on pages 46 of your fractional interest in NetJets. Please revise to disclose how your use of a corporate jet is part of your business plan and whether its use will solely be for Function (X) business purposes.

In response to the Staff’s comment, we have revised the disclosure on page 46 of Amendment No. 5 to include the requested information.

Revenue, page 26

11.           Please revise to clarify who creates and/or develops the advertising and quizzes your members will view or complete, respectively. It is unclear whether such advertising and quizzes take place in your application, or if it requires a click through to a third-party vendor’s mobile webpage.

In response to the Staff’s comment, we have revised the disclosure on pages 3, 16 and 26 of Amendment No. 5 to include the requested information.

Competition, page 27

12.           We reissue prior comment 13. Please revise your summary and competition sections to further modify claims that your product(s) are superior to your competitors. In light of your lack of successful operating history, your statements should be stated as expectations, based on the intended design of your products, which have not been demonstrated through actual performance.

In response to the Staff’s comment, we have revised the disclosure on pages 4 and 27 of Amendment No. 5 to include the requested information.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
March 7, 2012

Part II

Item 15. Recent Sale of Unregistered Securities, page II-2

13.           We note your response to prior comment 16 and we reissue it in part. Your response that the August 25, 2011 investors had preexisting relationships with your management team is inconsistent with your response to comment 21 in your letter dated November 23, 2011. In your response letter, please more thoroughly explain how the investors first learned of the potential private investment opportunity. It is unclear whether they learned of the opportunity through their relationships with management, through preexisting relationships with the placement agents, or through your public filings or press releases.

In response to the Staff’s comment, we have confirmed that two of the August 25, 2011 investors, both of whom were accredited investors, were introduced to the opportunity by the placement agents. The placement agents had a preexisting relationship with the two August 25, 2011 investors and introduced the two investors to the Company and the transaction. The remaining August 25, 2011 investors, all of whom were accredited investors, were introduced to the opportunity by senior members of management based on the preexisting relationships between the investors and the senior members of management. Although the placement agents only identified two of the August 25, 2011 investors, the placement agents conducted introductory presentations to all of the August 25, 2011 investors. The information given to the August 25, 2011 investors was solely in the form of a power point presentation, which was shown at the presentations but not distributed to any potential investor. None of the August 25, 2011 investors learned of the opportunity through any public filing or press releases.

14.           We note your response to prior comment 17 and we reissue it in part. Please revise to provide Item 701 of Regulation S-K disclosure with respect to the stock issued in your September 2011 Watchpoint acquisition, as described on page 29.

In response to the Staff’s comment, we have revised the disclosure on page II-3 of Amendment No. 5 to include the requested information.

Exhibits

15.           Please provide a list of your material subsidiaries, as required by Item 601(b)(21) of Regulation S-K.

In response to the Staff’s comment, we have included a list of our material subsidiaries as Exhibit 21.1 of Amendment No. 5

Form 10-Q for the Quarter Ended September 30, 2011

Note 2. Organization and Background

Recent Asset Purchase, page 9

Mr. Mark P. Shuman
United States Securities and Exchange Commission
March 7, 2012

16.           We note that the assets purchased from Mobile Messaging Solutions, Inc.’s Watchpoint business included intellectual property and certain computer-related equipment, software and agreements for the implementation of the Watchpoint business. In addition, we note that you appointed Kai Buehler, the CEO of Watchpoint as a Senior Vice President of the company. Please tell us how you considered the guidance in Rule 11-01(d) of Regulation S-X in determining whether this transaction qualifies as a purchase of a business for reporting purposes and address how you concluded that financial information pursuant to Rule 8-04 and Rule 8-05 of Regulation S-X is not required. In addition, tell us how you considered the guidance in paragraphs 55-4 through 55-9 of ASC 805-10 in determining whether this transaction qualifies as a purchase of a business for accounting purposes. Please provide detailed explanations to support your conclusions for both reporting and accounting purposes.

For the Staff's information, Mobile Messaging Solutions, Inc.  (“MMS”) began work on the WatchPoints product in October 2010.  WatchPoints was not a separate subsidiary and MMS considered it a product, not a separate business.  The Company approached MMS and offered to purchase the WatchPoints assets.  The Company’s rationale for the purchase was to halt development of a potentially competing product.  The WatchPoints product was similar to the Company’s planned Viggle application and they had similar patent applications as the Company, including one for an audio verification system.

The Company entered into an agreement with MMS to acquire their WatchPoints assets. The Company reviewed the transaction and deemed it to be the purchase of assets and not the acquisition of a business.  The Company treated the transaction as a defensive acquisition.

The Company reviewed Rule 11-01(d) of Regulation S-X as part of that review.  Per Reg S-X 11-01(d) “the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.  A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

(1)	Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

(2)	Whether any of the following attributes remain with the component after the transaction:

(i)	Physical facilities

(ii)	Employee base

(iii)	Market distribution system

(iv)	Sales force

(v)	Customer base

(vi)	Operating rights

(vii)	Production techniques, or

(viii)	Trade names

Prior to the transaction, WatchPoints had no revenue producing activity and had no customer base.  After the transaction, no sales force, market distribution system, or physical facilities for WatchPoints remained in place.  WatchPoints operating rights, trade names and production techniques were transferred to, and are owned by, the Company. However, these assets will not be utilized by the Company as part of its business operations.

The Company did hire the primary executive of WatchPoints to work on the Viggle product business but not to continue to work on the WatchPoints product.  All work on the WatchPoints product was halted after the transaction.

Based on the above, the Company concluded that the purchase of WatchPoints was an asset acquisition, not a business combination, for SEC disclosure purposes and that an 8K filing with financial statements for WatchPoints was not required.  The Company accounted for it as such in its first quarter ended September 30, 2011.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
March 7, 2012

Acquisition Accounting under GAAP

As noted above, the Company purchased WatchPoints to prevent sale of the WatchPoints product which would directly compete with its product, Viggle.  The Company is keeping the WatchPoints name because it feels it defines exactly what Viggle is for.  However, the Company is not using the name WatchPoints because it feels there is value to that tradename from a brand recognition point.  In addition, as noted above the Company does not intend to utilize any software purchased from WatchPoints.  An intangible asset acquired in an asset acquisition that an entity does not intend to actively use but does intend to prevent others from using is considered a “defensive asset” or a “locked-up” asset because while the asset is not being actively used, it is likely contributing to an increase in value of other assets owned by the entity.

Per the literature (350-30-35-5A), which applies to acquired intangible assets in situations which an entity does not intend to actively use the asset but intends to hold the asset to prevent others from obtaining access to the asset, except for intangible assets that are used in research and development activities (all technology acquired from WatchPoints, reached technological feasibility (was completed) prior to acquisition and R&D accounting would not be applicable), a defensive intangible asset should be accounted for as a separate unit of accounting and shall be assigned a useful life that reflects the entity's consumption of the expected benefits related to that asset.

The benefit a reporting entity receives from holding a defensive intangible asset is the direct and indirect cash flows resulting from the entity preventing others from realizing any value from the intangible asset (defensively or otherwise). An entity shall determine a defensive intangible asset's useful life, that is, the period over which an entity consumes the expected benefits of the asset, by estimating the period over which the defensive intangible asset will diminish in fair value. The period over which a defensive intangible asset diminishes in fair value is a proxy for the period over which the reporting entity expects a defensive intangible asset to contribute directly or indirectly to the future cash flows of the entity.

Management considered the estimated useful life of the WatchPoints product to be the useful life of the Viggle software since the WatchPoints product would be directly competing with the Viggle software which is the benefit of holding the WatchPoints asset.  By obtaining additional information from several members of management, the Company has concluded that the life of the Viggle software is between 3-5 years.  The Company believes that changes in content delivery and distribution systems will most likely result within that time window and will constitute a major revision or complete replacement of the current Viggle software.  Accordingly, the Company has determined that it will amortize the IP from the WatchPoints transaction over a three year period.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
March 7, 2012

17.           We note that on December 23, 2011, you obtained a 65% interest in TIPPT Media, Inc., a Delaware Corporation. We further note the company determined that immediately prior to this acquisition, the activities of TIPPT did not constitute a business. Please tell us how you considered the guidance in Rule 11-01(d) of Regulation S-X in determining whether this transaction qualifies as a purchase of a business for reporting purposes and address how you concluded that financial information pursuant to Rule 8-04 and Rule 8-05 of Regulation S-X is not required. In addition, tell us how you considered the guidance in paragraphs 55-4 through 55-9 of ASC 805-10 in determining whether this transaction qualifies as a purchase of a business for accounting purposes. Please provide detailed explanations to support your conclusions for both reporting and accounting purposes.

For the Staff's information, on December 23, 2011 the Company purchased 65% in TIPPT Media, Inc.  The Company reviewed the transaction and deemed that the TIPPT activities immediately prior to this acquisition did not constitute a business.  We reviewed Rule 11-01(d) of Regulation S-X as part of that review.  Per Reg S-X 11-01(d) the term "business" should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.  A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:

(1)	Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

(2)	Whether any of the following attributes remain with the component after the transaction:

(i)	Physical facilities

(ii)	Employee base

(iii)	Market distribution system

(iv)	Sales force

(v)	Customer base

(vi)	Operating rights

(vii)	Production techniques, or

(viii)	Trade names

Immediately prior to the transaction TIPPT Media, Inc. was essentially a concept and TIPPT had no revenue activity, no physical facilities, no customer base, no market distribution system, no operating rights, systems, production techniques or meaningful trade names.  A few of the founding employees remained with TIPPT after the transaction.

The concept for the business was to first establish a network of celebrities.  These celebrities would be incented to join the network with cash and/or equity interests in TIPPT.  The celebrity network would provide promotion activities on behalf of TIPPT.  TIPPT would enter into arrangements with retailers to provide coupons.  These coupons would then be promoted to consumers through the celebrity network.  These transactions would be presented to consumers through a consumer facing website and processed through a back-end computer application.

Immediately prior to the transaction no celebrities had been signed to the network, no retailers had entered into agreements to provide coupons and no consumer facing or backend systems had been designed or constructed.  TIPPT lacked the financial resources to implement the conceptual business plan.  However TIPPT did have a contractual relationship with the 100 Mile Group (“100 Mile”).  The principals of 100 Mile have many long standing relationships and access to the caliber of celebrities the TIPPT founding employees desired to enlist into their celebrity network.  The existence of this contractual relationship was the key factor for the Company when making it decision to enter into the TIPPT transaction.  The purchase was predicated on assigning this contract to TIPPT Media, Inc. and this contract represented the only asset of TIPPT immediately before the transaction.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
March 7, 2012

Based on the foregoing, the Company concluded that the purchase of the interest in TIPPT is an asset acquisition, not a business combination, for SEC disclosure purposes.

Excerpts from ASC 805:

A4. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a.
Input: Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets [non-current assets] (including intangible assets or rights to use long-lived assets [non-current assets]), intellectual property, the ability to obtain access to necessary materials or rights, and employees. The Company deems the key input in the TIPPT business model, in order to generate the planned outputs, to be the celebrities needed in order to make consumers aware of the discounts (through their social media outlets) that are to be given on the various products.  At this time TIPPT has neither engaged nor had any celebrities sign on to their concept.  Without these key inputs, at the time of the acquisition TIPPT does not have any economic resources to create outputs.

b.
Process: Any system, standard, protocol, convention, or rule that when applied to an input, or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. (Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.)  At this time, TIPPT has a concept for a business but does not yet have an operational process or a marketing distribution system.  There are some employees with a concept that may eventually lead to processes and the creation of inputs to generate outputs, but at the time of the acquisition, this did not exist.

c.
Output: The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.  Without any current inputs or processes, there are no outputs that provide or have the ability to provide a return to investors and other owners.

Based on the discussion of the TIPPT business concept above, the Company concluded that immediately prior to the transaction TIPPT Media, Inc. did not have the requisite input or process to create outputs to provide any economic benefits. Accordingly the Company determined the TIPPT purchase to be an asset acquisition and accounted for it as such in their second quarter ended December 31, 2011.

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

/s/ Christopher S. Auguste

Christopher S. Auguste

CSA:cr

cc:  Mitchell J. Nelson (w. encl.)